

July 1, 2013

Via E-mail
Marissa A. Mayer
Chief Executive Officer
Yahoo! Inc.
701 First Avenue
Sunnyvale, CA 94089

>   Re:   **Yahoo! Inc.**
>         **Form 10-K for the Fiscal Year Ended December 31, 2012**
>         **Filed March 1, 2013**
>         **File No. 000-28018**

Dear Ms. Mayer:

We have reviewed your letter dated May 23, 2013 in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated April 26, 2013.

Form 10-K for Fiscal Year Ended December 31, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Revenue, page 42

1.     In your response to prior comment 2 you indicate that you believe that disclosure of the ex-TAC revenues metric is more useful to investors, and takes the place of separately quantifying the amount or percentage of display and search revenues attributable to arrangements with Affiliates. While your disclosure quantifies the amount of TAC, your disclosure does not provide a point of reference as to how much of the revenues earned

are attributable to the Affiliate arrangements to which the TAC relates. Your added Form 10-Q disclosure indicates differing margins, yet your disclosure does not clearly discuss and analyze the impact of the relative proportion of revenues earned from Yahoo! Properties and Affiliates. Please describe for us the reasons why you believe this metric is more useful considering that it does not clearly explain differences in profitability of revenues earned on Yahoo! Properties compared to Affiliates.

2. We note your response to prior comment 2 that you do not separately report operating margins on revenues earned through Yahoo! Properties or Affiliates internally, nor do you use such metrics as performance indicators. Your disclosure on page 33 of your March 31, 2013 Form 10-Q indicates that margins on revenue from Yahoo! Properties advertising is higher than margins on revenue from display and search advertising on Affiliate sites. Please describe for us the financial information you internally generate related to revenues earned from Affiliates, including any specific margin metrics.

3. In your response to prior comment 2 you indicate that you do not believe there are any current trends in the proportion of revenues earned on Yahoo! Properties compared to Affiliates that are material and warrant discussion in your MD&A. Your response also highlights disclosure in your March 31, 2013 Form 10-Q indicating increases in Affiliate revenue in the Americas and a higher mix of Affiliate traffic decreasing search Price-per-Click. Please tell us the amount of revenues earned on Yahoo! Properties compared to Affiliates, separating by search and display revenues, for each the quarters in 2012 and the quarter ended March 31, 2013.

Consolidated Financial Statements

Note 1. The Company and Summary of Significant Accounting Policies

Concentration of Risk, page 70

4. We note your response to prior comment 4 that in your December 31, 2013 Form 10-K you will disclose, if circumstances have not changed and, if still more than 10 percent, the percentage of your revenues attributable to the Search Agreement with Microsoft. Please tell us the amount of revenue earned under the Search Agreement for the year ended December 31, 2012 and the quarter ended March 31, 2013.

       You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 if you have questions regarding comments.  If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief